EX-FILING FEES

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings. The combined maximum aggregate offering price for the offerings is $2,775,000 (comprised of (i) $1,941,000 maximum aggregate offering price with respect to notes linked to the S&P 500® Index, and (ii) $834,000 maximum aggregate offering price with respect to notes linked to the Russell 2000® Index).

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